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November 25, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
Biovail Corporation
Form 20-F for Fiscal Year Ended December 31, 2004
Form 6-K filed August 12, 2005
File No. 000-22358

Dear Mr. Rosenberg:

        Biovail Corporation (the "Company", "Biovail", "we", "us" or "our") acknowledges the receipt of the letter from the staff of the United States Securities and Exchange Commission (the "Commission") dated September 30, 2005. Please find below our detailed responses to the staff's comments on our Form 20-F for the fiscal year ended December 31, 2004 and Form 6-K filed August 12, 2005. For ease of reference, we have provided the text of each comment prior to our response.

Comment:

        Where indicated, we think you should revise your Form 20-F for the year ended December 31, 2004. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Response:

        The proposed amended disclosures to our Form 20-F for the fiscal year ended December 31, 2004, in response to staff comments 1 and 3 are set forth in this letter. In response to staff comments 2, 4, 6, 10, 12 and 13 we have proposed to include additional disclosure in our future filings, beginning with our Form 20-F for the fiscal year ended December 31, 2005. In response to staff comments 5 and 7 we have noted that we do not believe that additional disclosure is necessary.

Comment:

Form 20-F for the Fiscal Year Ended December 31, 2004
Item 5. Operating and Financial Review and Prospects, page 56
MD&A in Accordance with U.S. GAAP, page 57
Critical Accounting Policies and Estimates, page 58
Revenue Recognition, page 59

  1.
  We noted that revenue from product sales is recognized net of provisions for estimated discounts and allowances, returns, rebates and chargebacks. In addition, we noted that a significant change in the estimate of product returns could have a material impact on your results of operations. As we did not note the disclosures about these provisions contemplated by Section V of Financial Reporting Release 72, please revise your disclosures to provide the following information:

  a.
  The nature and amount of each provision at each balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each provision, such as, in the form of, a range of reasonably likely amounts or other type of sensitivity analysis.

  b.
  The factors that you consider in estimating each provision, such as whether you use historical return of products, levels of inventory in the distribution channel, estimated shelf life, price changes from competitors, and introductions of generics and/or new products.

  c.
  The extent to which you rely on information from external sources, such as, end-customer prescription demand or third-party market research data comparing wholesaler inventory levels to end-customer demand.

  d.
  For returns, the total amount, in sales dollars, that could potentially be returned as of the balance sheet, in tabular format by product and by expiration period.

  e.
  A roll forward of each provision, for each period presented, showing the following:

    •
    beginning balance;

    •
    current period provision related to sales made in current period;

    •
    current period provision related to sales made in prior periods;

    •
    actual payments or credits in current period related to sales made in current period;

    •
    actual payments or credits in current period related to sales made in prior periods; and

    •
    ending balance.

  f.
  The amount and reason for period-to-period fluctuations in the amounts added to each provision, including the effect that changes in your estimates had on your revenues and results of operations.

Response:

        We will amend our disclosure of critical accounting policies and estimates related to revenue recognition in our Form 20-F for the fiscal year ended December 31, 2004, as follows:

  Revenue recognition

  We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue. We continually monitor these provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect actual and future estimated experience. In connection with these provisions related to sales of products manufactured by us for distribution by our third-party licensees, we rely on estimates made by these licensees.

  Continuity of product sales provisions

  The following table displays a continuity of each of our product sales provisions:

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Total
	($ in 000s)
Balance at January 1, 2002	2,227	945	18,302	8,698	30,172
Current year provision	8,148	1,099	22,716	34,834	66,797
Prior year provision	—	—	1,800	(1,900)	(100)
Payments or credits	(8,924)	(1,770)	(15,404)	(26,344)	(52,442)

Balance at December 31, 2002	1,451	274	27,414	15,288	44,427

Current year provision	8,551	1,604	33,426	35,565	79,146
Prior year provision	—	—	28,122	(6,308)	21,814
Payments or credits	(7,988)	(1,428)	(45,673)	(23,394)	(78,483)

Balance at December 31, 2003	2,014	450	43,289	21,151	66,904

Current year provision	5,797	4,334	24,896	30,386	65,413
Prior year provision	—	—	14,062	(1,479)	12,583
Payments or credits	(4,751)	(2,576)	(51,826)	(39,857)	(99,010)

Balance at December 31, 2004	3,060	2,208	30,421	10,201	45,890

  Use of information from external sources

  We use information from external sources to estimate our significant product sales provisions. We obtain prescription data for our products from IMS Health ("IMS"), an independent pharmaceutical market research firm. We use this data to identify sales trends based on end-customer demand and to estimate inventory requirements. Prior to 2004, we also relied on data obtained from IMS to estimate inventory levels in our distribution channels. Since 2004, IMS no longer provides this service. As a result, we are now obtaining this inventory pipeline data directly from our three major wholesalers (which are Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation). The inventory data received from these wholesalers excludes inventory held by customers to whom they sell, such as retail pharmacies. In late 2004 and early 2005, we entered into fee-based distribution agreements with these wholesalers, which require these wholesalers to provide us with more extensive data with respect to the sales and inventory levels of our products, such as inventory levels on-hand and on order, aggregate sales out and product returns, as well as customer monitoring services to detect speculative buy activity by these wholesalers' customers.

  The information from external sources is provided to us in aggregate only and not by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of inventory in our distribution channels. At December 31, 2004, our three major wholesalers maintained overall approximately two months worth of inventory of our products. These wholesalers accounted for approximately two-thirds of our direct product sales in 2004. Based on these inventory levels and projected sales demand for our products, the collection of lot information would have limited use in estimating our product sales provisions.

  Cash discounts and allowances

  We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2004 and 2003, reserves for cash discounts were $3.1 million and $2.0 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2004 and 2003, accrued allowances were $2.2 million and $0.5 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

  Returns

  Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, third-party data with respect to inventory levels in our distribution channels, and the estimated shelf life of our products (which range on average from approximately 18 to 48 months). Although the introduction of additional generic and/or new product competition does not give our customers the right to return product outside of our established policy, we do recognize that such competition could ultimately lead to increased returns. Our estimates of inventory in our distribution channels are subject to the inherent limitations of estimates that rely on information from external sources, as certain third-party data may itself rely on estimates, and reflect other limitations.

  At December 31, 2004 and 2003, accrued product returns were $30.4 million and $43.3 million, respectively. In 2004, 2003 and 2002, provisions for product returns related to sales made in the current year were $24.9 million, $33.4 million and $22.7 million, respectively, or 3%, 5% and 3%, respectively, of gross product sales. If our product returns accrual rate as a percentage of gross product sales were to differ by 10% from our estimates, our provisions for product returns recorded in 2004, 2003 and 2002 would change by approximately $2.5 million, $3.3 million and $2.3 million, respectively. The higher product returns accrual rate as a percentage of revenue in 2003, relative to 2004 and 2002, was due primarily to higher inventory levels in our distribution channels that resulted from increased generic competition and investment buying by wholesalers. In 2004, our major wholesalers began to reduce these inventory levels in anticipation of the transition to the fee-based distribution agreements, which generally establish limits on inventory levels owned by these wholesalers, and are expected to moderate investment buying by these wholesalers that can result in sales fluctuations unrelated to end-customer demand. As a result, we were able to reduce our product returns accrual rate in 2004, to reflect a lower risk of product expiration and overstocking.

  In situations where we become aware that product returns may be higher or lower than historical experience would indicate (for example, due to fluctuations in sales trends or changes in inventory levels in our distribution channels), we analyze the situation and if the analysis indicates that those factors may result in higher or lower product expiration, we adjust our product returns provision accordingly, taking into account the level of inventory in our distribution channels. We made adjustments to the product returns provision of $14.1 million, $28.1 million and $1.8 million in 2004, 2003 and 2002, respectively. These adjustments generally related to sales made in prior years, as the shelf life of our products range from 18 to 48 months, and customers are not permitted to return product with more than six months of shelf life remaining.

  The adjustments made to the product returns provision in 2004 and 2003 were primarily related to sales of Teveten®, Vasotec® and Vaseretic® (which were acquired in 2002) and Cardizem® CD (which was acquired in 2000). In certain cases we were required to accept returns of these products related to sales made prior to our acquisition by the companies from whom we had acquired these products. As we had not recorded the original product sales, we had no basis to estimate the amount of these returns. As a result, a portion of the adjustments to the product returns provision in 2004 and 2003 were related to these returns based on actual experience.

  During 2004, we received our first significant returns of Teveten®, Vasotec® and Vaseretic® related to sales that we had made of these products in 2003 and 2002. During 2003, we began to receive significant returns of Cardizem® CD related to sales that we had made of this product in 2002 and 2001. We initially based our provisions for returns related to these products on the historical experience rates of the companies from whom we acquired these products. As we developed our own historical experience, we adjusted those experience rates as appropriate. We noted that the returns levels for these products were higher overall than the historical experience of the companies from whom we acquired these products would have indicated. These relatively higher levels of returns reflected increasing generic competition for these products that resulted in lower prescription demand, as well as a higher than anticipated conversion of patients from Cardizem® CD to Cardizem® LA (which was launched in April 2003). These factors resulted in increased product expiration due to higher levels of inventory in our distribution channels.

  Rebates and chargebacks

  We are subject to rebates on sales made under governmental and managed care pricing programs. Provisions for these rebates are estimated based on historical experience, contractual sales terms with managed care organizations, and relevant statutes with respect to governmental pricing programs. The largest of these rebates are associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to six months after the product is shipped. As a result, a Medicaid rebate provision includes: an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed; and an estimate for future claims that will be made when inventory in our distribution channels is sold through to end-customers. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this rebate provision for several periods.

  Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they pay us and the prices they sold the products to the indirect customers.

  At December 31, 2004 and 2003, accrued rebates and chargebacks were $10.2 million and $21.2 million, respectively. In 2004, 2003 and 2002, provisions for rebates and chargebacks related to sales made in the current year were $30.4 million, $35.6 million and $34.8 million, respectively, or 3%, 5% and 5%, respectively, of gross product sales. If our rebates and chargebacks accrual rate as a percentage of gross product sales were to differ by 10% from our estimates, our provisions for rebates and chargebacks recorded in 2004, 2003 and 2002 would change by approximately $3.0 million, $3.6 million and $3.5 million, respectively. The lower rebate and chargeback accrual rate as a percentage of revenue in 2004, relative to 2003 and 2002, was due primarily to product mix related to the introduction of Zovirax Cream in July 2003, which has a significantly lower Medicaid rebate component, compared with Zovirax Ointment.

  We made adjustments to reduce the rebates provision by $1.5 million, $6.3 million and $1.9 million in 2004, 2003 and 2002, respectively. We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale.

  The adjustment made to reduce the rebates provision in 2003 resulted from the availability of additional information related to the Medicaid utilization of the products we had acquired, including Cardizem® CD, Teveten®, Vasotec®, Vaseretic® and Zovirax.

        Due to limitations in the information that we receive from third parties, we are unable to provide the specific information requested by the staff with respect to (1)(d) and (1)(e)(actual payments or credits by sales period). This degree of the disclosure would require us to obtain inventory and sales data by lot number from our direct and indirect customers. There is no regulatory requirement for these customers to track and report this data on a lot-by-lot basis. Given our current inventory levels at the wholesale level, which are generally in the range of one to two months, we believe that the collection of this data would have limited benefit in estimating our product sales provisions.

Comment:

Intangible Assets, page 60

  2.
  It appears that your review of your strategic approach to commercializing products in the United States could result in a write-down in certain of your long-lived assets. Please disclose the effects of this review on your future operations, cash flows and financial position. Also, for any of the assets that your believe this review is reasonably likely to effect, please describe the intangible assets affected and disclose their carrying amount and associated revenue.

Response:

        Based on the information that was available to us as of March 30, 2005 (the date of the discussion and analysis contained in our MD&A), we do not believe that we are able to amend the existing disclosures in our Form 20-F for the fiscal year ended December 31, 2004. As of March 30, 2005, we were unable to foresee the outcome of our strategic review, as a number of alternative plans were being considered, each of which would have had a different effect on our future operations, financial position and cash flows. Also, our interest in each particular product under review may be comprised of various elements, including the rights to manufacture, sell and/or develop product extensions or enhancements. Until such time as decisions are made as to which of these products (and specific rights related thereto) are to be sold or otherwise disposed of, it is not possible to assess which of the long-lived assets associated with these products could be affected. We evaluate long-lived assets for impairment based on our best estimate of their continued value in use consistent with our current business plans. As of March 30, 2005, these long-lived assets were still classified as held and used, and we did not believe that the carrying values of any of these assets were not recoverable based on our business plans at that time.

        Subsequently, in May 2005, our strategic review partially culminated with the transactions with Kos Pharmaceuticals, Inc. ("Kos") related to Cardizem® LA, Teveten and Teveten HCT (as described in more detail in our response to comment 14 below), and the concurrent restructuring of our U.S. commercial operations. Consequently, we were able to provide additional disclosures regarding the impact of these events beginning in our Form 6-K for the quarterly period ended June 30, 2005. Also, in November 2005, our Board of Directors approved in principle a distribution of our legacy products (which comprise Ativan®, Cardizem® CD, Isordil®, Tiazac®, Vasotec® and Vaseretic®) to our shareholders either as a dividend in kind or a return of capital.    Accordingly, we expect to be able to provide additional disclosures regarding the potential impact of this event in our Form 20-F for the fiscal period ended December 31, 2005.

Comment:

Item 15 Controls and Procedures, page 148

  3.
  Please tell us where you disclosed whether or not there were significant changes in your internal controls, as is required by Item 15(b) of Form 20-F, and the status of the material weakness, that you disclosed in your Form 20-F for 2003 that had resulted in a restatement, regarding applying an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. Otherwise, please revise you disclosures to provide this information.

Response:

        We will add the following disclosure under Item 15(b) of our Form 20-F for the fiscal year ended December 31, 2004:

  As disclosed in our Form 20-F for the fiscal year ended December 31, 2003, during the course of the preparation of our 2003 annual consolidated financial statements, we identified a weakness in internal controls relating to the inappropriate application of an exchange rate to a Canadian dollar-denominated long-term obligation. We paid the final instalment related to this obligation in March 2004 and, consequently, we did not have any material non-U.S. dollar-denominated obligations as at December 31, 2004. During 2004, however, we expanded our processes to identify and evaluate any material foreign currency transactions, which we believe have enhanced our controls in this area. There have been no other significant changes in our internal controls.

Comment:

Financial Statements Completed in Accordance with U.S. GAAP, page F-2
Notes to Consolidated Financial Statements, page F-9
2. Significant Accounting Policies, page F-9
Intangible assets, page F-11

  4.
  We note that you "generally" amortize your intangible assets using the straight-line method based on their estimated useful lives. In this regard, please revise your disclosure to address:

    •
    the nature and the exceptions to this policy and their impact on your financial statements;

    •
    how your estimation of the useful lives considers the remaining life of any patents underlying the intangible assets; and,

    •
    how your use of the straight-line method sufficiently considers any factors that may suggest that accelerated amortization may be more appropriate, such as the entry of generic or other branded competition.

Response:

        The only exception to the use of the straight-line method applied to the product right associated with our participating interest in the gross profit on sales of generic omeprazole. We amortized this product right on a proportionate basis relative to the revenue received from this interest to reflect the pattern in which the economic benefits from this interest were consumed. We described the basis of amortization of this interest and the related amortization expense in note 3 — Disposition and Acquisitions of Intangible Assets — Year Ended December 31, 2003 — Generic Omeprazole on page F-64 of our Form 20-F for the fiscal year ended December 31, 2004. Accordingly, we do not believe that any additional disclosure is required in our Form 20-F for the fiscal year ended December 31, 2004; however, we will provide the following cross-reference in note 2 — Significant Accounting Policies — Intangible Assets to address this exception to the straight-line method in our Form 20-F for the fiscal year ended December 31, 2005:

  The Company obtained a participating interest in the gross profit on sales of generic omeprazole (as described in note 3 — Disposition and Acquisitions of Intangible Assets). This interest was being amortized on a proportionate basis relative to the revenue received from this interest.

        In determining the useful lives of our intangible assets, we consider the time period during which our products are under patent protection. However, most of our intangible assets are associated with acquired products that are already subject to generic competition, as these products no longer have patent protection. These products include Ativan®, Cardizem® CD, Isordil®, Vasotec®, Vaseretic® and Zovirax. As most of these products had lost market exclusivity prior to the dates of acquisition by us, no portion of the purchase price for these products was specifically allocated to the underlying patents. However, the fair values and useful lives assigned to the trademarks and products rights associated with these products incorporated assumptions with respect to anticipated demand and the existence or absence of competition, which are partially related to the underlying patent protection. We believe that these trademarks and products rights continue to have significant economic value, despite the loss of patent protection, based on their potential to continue to generate revenue due to brand awareness.

        Our estimate of the useful life of an intangible asset is based primarily on the period over which the asset is expected to contribute to our future cash flows. We establish distinct useful lives for trademarks and product rights. Product rights are generally assigned a shorter useful life than trademarks to reflect the fact that the cash flows associated with these rights are to a greater degree impacted by certain factors including generic entry and brand competition. These factors have a lesser impact on trademark values due to the ability to continue to generate cash flows through product lines extensions or enhancements of established brands. In addition, we evaluate the remaining useful lives of our intangible assets each reporting period to determine whether any events or circumstances (such as the introduction of generic or brand competition) would require a reduction to the remaining amortization period, which would result in accelerated amortization.

        Certain of our internally developed products (including Tiazac®, Cardizem® LA and Wellbutrin XL) do have underlying patent protection. However, as these products were developed internally, the costs associated with these products were expensed as research and development and not capitalized to intangible assets. As a result, the expiration of patent protection on these products will not have any effect on the useful lives or carrying values of our intangible assets.

        Based on the above discussion, we believe the following existing disclosure of our critical accounting policies and estimates related to intangible assets on page 60 of our Form 20-F for the fiscal year ended December 31, 2004, is adequate:

  Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from eight to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

Comment:

Revenue recognition, page F-12

  5.
  Regarding the costs and profit margin related to your collaborations that are in excess of amounts billed, please:

    •
    tell us why recognizing them as accounts receivable is appropriate;

    •
    tell us how their collectibility is reasonably assured; and,

    •
    disclose how they are presented in your financial statements.

Response:

        This revenue recognition accounting policy applies to clinical research and laboratory testing services provided by our contract research organization. At December 31, 2004 and 2003, the amounts of unbilled revenue recorded in accounts receivable were $0.8 million and $0.4 million, respectively. Corresponding amounts were recognized in research and development revenue in the years ended December 31, 2004 and 2003.

        The typical study contract comprises clinical, analytical, statistical and reporting services for a sponsor (customer) in accordance with the study protocol. The relevant study contract specifies the study design, purpose, schedule, quotation, payment terms, termination or curtailment provisions, and any other relevant information. The studies have a typical duration of approximately three to four months.

        Revenue from these contracts is recognized as services are performed using the percentage-of-completion method.    Performance is measured using an output measure (that is, units-of-work performed to date relative to the total units-of-work contracted), which best reflects the pattern in which our performance obligations to the sponsor are fulfilled. For clinical research services, units-of-work is generally measured in terms of bed night stays; for laboratory-testing services, units-of-work is generally measured in terms of samples analyzed.

        In accordance with SAB 104, Revenue Recognition, we deem revenue to be realizable and earned when all of the following criteria are met:

  •
  Persuasive evidence of an arrangement exists,

  •
  Delivery has occurred or services have been rendered,

  •
  The seller's price to the buyer is fixed or determinable, and

  •
  Collectibility is reasonably assured.

Persuasive evidence of an arrangement

        Each study is supported by a written study contract executed by an authorized representative of the sponsor. The study contract specifies the nature of the services to be provided under the study. The study contract represents persuasive evidence of an arrangement.

Services have been rendered

        As discussed above, we apply the percentage of completion method based on a proportional performance basis using output performance measures. Billings under the study contracts are based on scheduled payment terms set out in each contract and do not always reflect the stage of completion based on the output performance measures. Revenue recognition based on percentage of completion rather than billings corresponds to the period when services have been rendered. Due to the timing of billings, there are periods in which the services performed under the study have been rendered, but the billings have not occurred under the scheduled payment terms. This results in unbilled revenue. Each study contract contains termination or curtailment terms, which include cancellation fees that would compensate us for the cost and profit margin for services completed, or irrevocably committed to, that have not been billed.

Price is fixed or determinable

        Each study contract specifies a fee and payment schedule and, accordingly, the price is fixed and determinable.

Collectibility is reasonable assured

        We perform ongoing credit evaluation of new and existing sponsors and the study contracts contain standard payment terms, including interest charges on overdue amounts. Study contracts contain aforementioned termination or curtailment terms. The existence of these terms reduces our exposure that the amount recorded in unbilled revenue will not be recovered.

        Based on the above discussion, we believe the recognition of revenue from these contracts as the services are performed is appropriate and, as the amount of unbilled revenue at the end of each year was not significant, we do not believe that additional disclosure within our financial statements, or notes thereto, is required.

Comment:

3. Dispositions and Acquisitions of Intangible Assets, page F-17

  6.
  For each acquisition where you utilize a discount rate to estimate the fair value of the intangible assets acquired and of acquired research and development, please disclose the assumptions you utilized in estimating the discount rates, including the phase the acquired products were in at the time of acquisition.

Response:

        For the staff's consideration, we provide the following additional information with respect to the assumptions we utilized in estimating the discount rates:

The discount rate used to present value the estimated future cash flows related to the Ativan® and Isordil® trademarks, product rights and technology was 10.5%, which incorporated the weighted average cost of capital of companies (including Biovail) operating in the branded drug industry, as well as a risk premium to take into consideration the risks associated with marketing a single drug versus a portfolio of drugs.

The discount rates used to present value the estimated future cash flows related to the Ativan® line extension products were in the range of 30% to 35%. These products are modified versions of the sublingual formulation already available in Canada. Given the existing knowledge and technology with respect to the Canadian sublingual formulation, the risks associated with the development of these products are substantially less than if these products represented novel formulations. As a result, the discount rates reflected a lower risk premium than would otherwise be applied to products in a pre-clinical stage of development.

The discount rates used to present value the estimated future cash flows related to Isochron, Bisochron, Hepacol I and Hepacol II incorporated a significant risk premium specific to each product's stage of development and probability of technical success, as follows:

Project	Stage of Development	Discount Rate
Isochron	Investigational New Drug Application ("IND") approved — preparing for Phase III clinical trials	45%
Bisochron	IND filed	50%
Hepacol I	Formulation development	60%
Hepacol II	Pre-formulation	70%

As these acquisitions occurred in 2003, we do not consider that a revision to our existing disclosures to incorporate the information above would be a material modification at this time. Accordingly, we do not believe it is necessary to amend our Form 20-F for the fiscal year ended December 31, 2004 in this regard. However, we propose to amend our disclosures to incorporate this information in our Form 20-F for the fiscal year ended December 31, 2005. We also hereby undertake to include such modified disclosure in notes describing any future acquisitions where we utilize a discount rate to estimate the fair value of an acquired asset.

Comment:

Teveten®, page F-20

  7.
  Regarding the marketing allowance that Solvay, in 2002, reimbursed you for direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States, please:

    •
    revise your disclosures to discuss why it was appropriate to record one-half of the allowance each in 2003 and 2002;

    •
    revise your disclosures to address how the period of recognition compares to the period when you incurred the direct costs; and

    •
    tell us why it was appropriate to record the allowance as a reduction of expenses, addressing your compliance with EITF 01-14, as applicable.

Response:

        For the staff's consideration, we provide the following additional information with respect to the marketing allowance:

        We received a $20,000,000 marketing allowance from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") to reimburse us for the agreed upon direct costs related to the re-launch and marketing of Teveten and Teveten HCT in the United States. Solvay retained the right to review all expenditures for which it was reimbursing us and to refuse payment where the expenditures were not for appropriate items. The marketing allowance only applied to actual expenditures made in each respective calendar year up to a maximum of $10,000,000. We were entitled to receive the maximum marketing allowance in both 2003 and 2002, as we had incurred direct costs in excess of $10,000,000 related to the re-launch and marketing of Teveten and Teveten HCT in each of those years.

        The specific issue addressed by EITF 01-14 relates to incidental expenses incurred as part of a service provider's central ongoing operations. The intent is to compensate the service provider for out-of-pocket expenses incurred while rendering professional services. However, the reimbursements we received from Solvay differ from those addressed by EITF 01-14, as they were not compensation for expenses related to any services we rendered directly to Solvay. Rather, the marketing allowance received from Solvay was a reimbursement of specific, incremental and identifiable costs that were incurred to reintroduce Teveten and Teveten HCT to the U.S. marketplace. Accordingly, we believed that the marketing allowance should be characterized as a reduction of those costs incurred (which were recorded in selling, general and administrative expenses), as we did not believe that EITF 01-14 applied in this circumstance.

        As the marketing allowance was received in 2003 and 2002, we do not consider that a revision to our existing disclosures to incorporate the information above would be a material modification at this time. Accordingly, we do not believe it is necessary to amend our Form 20-F for the fiscal year ended December 31, 2004 in this regard.

Comment:

Zovirax, page F-21

  8.
  Please demonstrate for us that the amount subject to repayment if Wellbutrin XL was not approved by the FDA was both probable and reasonably estimable, as required by paragraph 8 of FAS 5, at the time you recorded the accrual.

Response:

        Effective October 1, 2002, we amended the terms of the Zovirax distribution agreement with GlaxoSmithKline plc ("GSK"), including a reduction in the supply price for this product. This reduction in the supply price was subject to repayment if Wellbutrin XL was not approved by the Food and Drug Administration ("FDA"). We began to pay GSK the reduced supply price as of the effective date; however, we deferred the benefit of the supply price reduction by charging cost of goods sold based on the supply price contained in the original distribution agreement, and recording the difference between that price and the reduced supply price paid to GSK in accrued liabilities.

        At the time we recorded the accrual, we referred to the guidance in EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Cash Consideration Received from a Vendor. Specifically, EITF 02-16, ¶7, states: "...rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it should be recognized as the milestones are achieved".

        Prior to the receipt of an Approvable Letter from the FDA on June 24, 2003, we could not assess the likelihood of receiving FDA approval for Wellbutrin XL as probable, because of the high degree of risk and uncertainty associated with any New Drug Application. However, upon receipt of the Approvable Letter, it became probable that final FDA approval would be granted, as this Letter raised only routine matters. Accordingly, we believed that as of June 24, 2003 the likelihood of repaying the reduction in the supply price was low. We were able to reasonably estimate the amount of the deferred supply price reduction, as it represented the difference between the supply price per unit in the original distribution agreement and the supply price per unit in the revised distribution agreement multiplied by the aggregate number of units purchased from GSK during the period from October 1, 2002 to the date of the Approvable Letter. Accordingly, at the date of the Approvable Letter, we considered the receipt of the Zovirax supply price reduction to be both probable and reasonably estimable. Accordingly, we recognized the deferred supply price reduction from October 1, 2002 to June 24, 2003, in the aggregate amount of $25.5 million, as a reduction to the cost of Zovirax sold. Since June 25, 2003, we have been charging cost of goods sold based on the reduced supply price for Zovirax.

Comment:

4. Acquisition of Businesses, page F-21
BNC-PHARMAPASS, page F-21

  9.
  Please tell us why it was appropriate to consolidate BNC-PHARMAPASS during the period when you had a 49% interest and cite the specific authoritative literature that was applicable at the time supporting this consolidation.

Response:

        In July 2003, Biovail and Pharma Pass II, LLC ("PPII") (the "Members") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of three products. The salient terms of the Operating Agreement of BNC-PHARMAPASS were as follows:

  •
  Biovail contributed cash in the amount of $30.1 million for a 49% interest in BNC-PHARMAPASS and PPII contributed all of its intellectual property related to the three products for the remaining 51% interest;

  •
  BNC-PHARMAPASS's business was managed exclusively by one Member (the "Manager"). Initially PPII was the Manager. The Manager could be removed as such by a majority vote; and

  •
  The Manager could unilaterally make distributions to one or both Members as a return of capital from time to time. In this respect, between October 15, 2003 and December 31, 2003, PPII unilaterally withdrew $25.7 million from BNC-PHARMAPASS as a return of capital. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and our interest was increased to 84%, at December 31, 2003. In January 2004, PPII withdrew the remaining $4.3 million of cash from BNC-PHARMAPASS as a return of capital. Following this last withdrawal by PPII, we retained a 100% ownership interest in BNC-PHARMAPASS.

        At September 30, 2003, we retained a 49% interest in BNC-PHARMAPASS and PPII retained the remaining 51%. Accordingly, PPII owned the majority voting interest, which in accordance with FAS 94, Consolidation of All Majority-Owned Subsidiaries, is the usual condition for a controlling financial interest. However, we evaluated the effects of FIN 46, Consolidation of Variable Interest Entities, on our accounting for BNC-PHARMAPASS. FIN 46 was effective at the time for all variable interest entities created after January 31, 2003.

        In accordance with FIN 46, ¶5(b)(1), we believed that BNC-PHARMAPASS was a variable interest entity due to the fact, among other reasons, that our decision-making ability was not proportional to our equity investment at risk based on the following factors:

  •
  PPII's equity interest was not considered to be at risk because PPII as Manager had the ability to unilaterally withdraw funds from BNC-PHARMAPASS as a return of capital. We equated this ability to an unrestricted put option to Biovail; and

  •
  PPII could only be removed as Manager through a majority vote, which PPII controlled through its 51% voting interest.

        Therefore, despite the fact that our investment represented 100% of the equity at risk, we did not have the ability to make decisions about BNC-PHARMAPASS's activities with only a 49% voting interest.

        With the exception of our equity investment, we did not identify any other significant variable interests in BNC-PHARMAPASS. Accordingly, as the holder of all of the equity investment at risk, we were the primary beneficiary of BNC-PHARMAPASS's expected results. In accordance with FIN 46, ¶14, we believe that the consolidation of BNC-PHARMAPASS was the appropriate accounting at September 30, 2003.

Comment:

11. Intangible Assets, page F-28

  10.
  Please revise your disclosures to breakout, by product, both your trademarks and patents.

Response:

        We group similar assets under three classes of intangible assets (trademarks, product rights and technology) based on their nature. As discussed in our response to comment 4 above, no portion of the purchase price for our acquired products was specifically allocated to the underlying patents. For intangible assets acquired or disposed, we disclose the total amount assigned to each intangible asset class, as well as the amortization period and methodology. Accordingly, we believe that our existing disclosures of intangible assets are in accordance with Regulation S-X §210.5-02.15, which states: "Intangible Assets. State separately each class of such assets which is in excess of five percent of the total assets, along with the basis of determining the respective amounts. Any significant addition or deletion shall be explained in a note".

        However, we propose to include a breakout of intangible assets by product (in a format similar to that shown below as at December 31, 2004 and 2003) beginning in our Form 20-F for the fiscal year ended December 31, 2005.

	At December 31, 2004		At December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
	$	$	$	$
Trademarks
Cardizem®	406,058	82,841	406,058	62,638
Vasotec® and Vaseretic®	165,855	22,439	165,855	14,149
Ativan® and Isordil®	107,542	8,649	107,542	3,272
Other	24,243	2,524	24,243	1,312

	703,698	116,453	703,698	81,371
Product rights
Zovirax	173,518	30,036	173,518	21,585
Teveten®	94,341	13,561	94,341	8,844
Vasotec® and Vaseretic®	79,500	13,241	79,500	7,941
Tiazac®	22,750	9,372	22,750	7,811
Ativan® and Isordil®	16,041	1,677	16,041	608
Cardizem®	5,000	3,993	5,000	2,986
Other	68,623	12,997	159,730	91,293

	459,773	84,877	550,880	141,068
Technology
Ativan® and Isordil®	2,156	206	2,156	62
Other	18,885	4,903	18,885	3,643

	21,041	5,109	21,041	3,705

	1,184,512	206,439	1,275,619	226,144
Less accumulated amortization	206,439		226,144

	978,073		1,049,475

Comment:

12. Other Assets, page F-28
Interest Rate Swaps, page F-29

  11.
  Please tell us the circumstances that caused the hedging relationship to no longer qualify as a highly effective hedge, as of April 1, 2003, and for it to again qualify as a highly effective hedge, as of October 1, 2003, just six months later. Please explain to us why, under SFAS 133, (a) it was appropriate to accrete, over the remaining term of the hedged note, the fair value adjustment resulting from it no longer qualifying and (b) the accounting for that fair value adjustment does not appear to have affected by the hedge again qualifying as a highly effective hedge. In addition, please advise us why, effective December 5, 2003, you identified a new methodology for assessing the effectiveness of the hedge and redesignated the application of hedge accounting and explain how both are allowed by SFAS 133.

Response:

        In June 2002, we entered into three interest rate swap contracts of $200 million in aggregate, which were designated as a hedge of our 7 7/8% Senior Subordinated Notes ("Notes"). The interest rate swaps effectively modified our exposure to interest rate fluctuations, by converting the fixed interest payable on $200 million of our Notes to a floating rate that was significantly lower than 7 7/8%.

        FAS 133, Appendix A, ¶62 requires that: "an entity define at the time it designates a hedging relationship the method it will use to assess the hedge... It also requires that an entity use that defined method consistently throughout the hedge period (a) to assess at inception of the hedge and on an ongoing basis whether it expects the hedging relationship to be highly effective in achieving offset and (b) to measure the ineffective part of the hedge".

        At the inception of the hedge, we determined that the dollar-offset methodology would be employed on a quarterly basis to test the effectiveness of the hedge. The hedge would be considered highly effective if the dollar-offset ratio fell within the range of 80% to 125% on both a historical and prospective basis. If the hedge ceased to fall within that range for either the quarter just completed, or if it appeared that the hedge would not be effective for the four prospective quarters, it would not be considered highly effective, and the swaps would be marked to market through the income statement with no offset for changes in the value of our Notes.

        Following designation of the swaps as a hedge, the hedge was highly effective from inception up until the end of March 2003. On March 31, 2003, the hedge passed both the historic test and was expected to pass the test for the next four quarters. Accordingly, the swaps and our Notes were marked to market at March 31, 2003.

        When the assessments were completed as of June 30, 2003, the test result was that the hedge was still considered effective on a historical basis but it failed the prospective test. FAS 133, ¶20(b) states: "an assessment of effectiveness is required whenever financial statements or earnings are reported". FAS 133 Appendix A, ¶67 states: "if the hedge fails the effectiveness test at any time...the hedge ceases to qualify for hedge accounting". FAS 133, ¶26 states: "In general, if a periodic assessment indicates noncompliance with the effectiveness criterion in paragraph 20(b), an entity shall not recognize the adjustment...after the last date on which compliance with the effectiveness criterion was established". Accordingly, we believed that the appropriate accounting was to mark the swaps to market as at June 30, 2003, but because the swaps were not considered an effective hedge at those dates, no adjustment to the fair value of our Notes was made from the values recorded at March 31, 2003.

        At September 30, 2003, the test result again indicated that the hedge was effective on a historical basis but not on a prospective basis. We were surprised by the continuing failure of the hedge effectiveness on prospective basis, compared to a historical basis, which caused us to evaluate the inputs and calculations we were using for the test. We engaged a third-party financial institution to re-examine our assumptions and methodology for calculating hedge effectiveness. The outcome of this examination was a more refined analysis for assessing hedge effectiveness. We completed our assessment of the hedge effectiveness using the new analysis and determined that the hedge was effective on both a historical and prospective basis as of October 1, 2003. We did not consider the refinement of the analysis for assessing hedge effectiveness to be a change in methodology.

        At December 5, 2003, we re-evaluated our methodology for assessing hedge effectiveness. FAS 133 Appendix A, ¶62 states, "If the entity identifies an improved method and wants to apply that method prospectively, it must discontinue the existing hedging relationship and designate the relationship anew using the improved method". Accordingly, we re-designated the hedge and changed our assessment method to one of statistical analysis (regression) as the basis for both the historical and prospective assessment.

        As discussed above, the hedging relationship failed to the meet the criteria for a highly effective hedge on April 1, 2003. Accordingly, we discontinued the application of hedge accounting as of that date, and ceased to adjust our Notes for changes in their fair value during the period from April 1, 2003 to September 30, 2003. FAS 133, ¶24 states, "An adjustment of the carrying amount of a hedged interest-bearing financial instrument shall be amortized to earnings; amortization shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged". As a result, we treated the fair value adjustment to the Notes of $15.1 million at April 1, 2003, as a premium to be accreted to interest expense over the remaining term of the Notes on an effective-yield basis. FAS 133 provides no specific guidance to indicate whether this accretion should be discontinued if, and when, the hedging relationship again qualifies as a highly effective hedge. Consequently, we believe that, without specific guidance to the contrary, the accretion of the fair value adjustment should continue despite the hedging relationship again qualifying as a highly effective hedge during the period from October 1, 2003 to December 5, 2003. Regardless, upon the redesignation of the hedging relationship effective December 5, 2003, we believe the provision of FAS 133, ¶24 applies as of that date to the fair value adjustment related to the discontinued hedging relationship.

Comment:

24. Legal Proceedings, page F-43

  12.
  For each of your legal proceedings, please provide the disclosures required by paragraph 10 of SFAS 5.

  13.
  All of the legal proceedings listed under "Intellectual property" appear to relate to others seeking approval for generic versions of some of your products. For each of these, please disclose, in MD&A, the reasonably likely effect that the granting of these approvals would have on your liquidity, financial position, and results of operations. Address the extent to which each of these products has (a) contributed to your net revenues and results of operations and (b) assets included in your balance sheet that could potentially become impaired.

Response:

        Because of the uncertainties inherent in each of the legal proceedings we were involved in, we were unable to determine whether an unfavourable outcome was at least reasonably possible as required by FAS 5, ¶10. This determination was based on the relevant status of each proceeding at the time, our experience in similar proceedings and through consultation with legal counsel. In addition, in each case we were unable to estimate the possible loss, or range of loss, except in those cases where the claims against us included specific amounts of damages. However, in order to provide additional clarification in this regard, we propose to include the following disclosure in the introductory paragraph to our legal proceedings note beginning in our Form 20-F for the fiscal year ended December 31, 2005:

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings.

        With respect to the proceedings listed under "Intellectual Property", in cases where we believed that generic competition was probable (such as for Wellbutrin® SR and Wellbutrin XL), we made reference to that fact in our MD&A. However, the effect of the grant of generic approval is dependent on a number of factors, including the ability of the generic competitor to produce and market the generic products, as well as our ability to defend our market position through, for example, the introduction of an authorized generic product or enhanced version of the brand product. Accordingly, we do not believe we can reasonably estimate the effect that the granting of generic approval will have on our liquidity, financial position, and results of operation going forward. However, in the future, in cases where we believe that generic competition is probable, we undertake to include additional disclosure in our MD&A with respect to the extent to which the affected products have contributed to our product sales and gross profit on a historical basis, and whether any assets recorded on our balance sheet could be potentially impaired.

Comment:

Form 6-K filed August 12, 2005
Part I — Financial Information, page 1
Condensed Notes to the Consolidated Financial Statements, page 5
3. Disposition and Restructuring, page 8

  14.
  Regarding the Teveten and Teveten HCT product rights and inventory, please tell us why it was appropriate to:

    •
    include them as a deferred charge, when you appear to have sold the product rights and inventory to Kos;

    •
    amortize the deferred charge over the term of your supply agreement with Kos for a different product, Cardizem® LA; and

    •
    include the amortization as cost of goods sold, as you appear to exclude amortization from cost of goods sold and as you would no longer appear to be selling any Teveten and Teveten HCT product.

Response:

Background

        In March 2002, we acquired the rights to Teveten and Teveten HCT (collectively, "Teveten") from Solvay for $94.3 million. The entire purchase price was allocated to the product rights and recorded in intangible assets. Cardizem® LA was developed internally by us and the costs associated with the development of this product were expensed as incurred to research and development rather than capitalized to intangible assets.

Elements of the transactions

        The transactions we entered into with Kos on May 2, 2005, included the following salient elements:

  •
  Sale agreement for the Teveten product rights, including the assignment of our rights under the Teveten Rights Agreement and Teveten Supply Agreement dated as of February 18, 2002 between Biovail and Solvay. Kos also purchased our inventories of Teveten as of the time of closing (subject to limitations regarding shelf-life);

  •
  Distribution agreement for Cardizem® LA whereby Kos will be the exclusive distributor of Cardizem® LA in the United States and Puerto Rico; and

  •
  Manufacturing and supply agreement whereby we will be the exclusive supplier of Cardizem® LA to Kos.

        Through the course of our negotiations with Kos, both parties recognized that the Teveten and Cardizem® LA products each had a distinct value on an individual basis. However, as the two products are treatment options for hypertension, it made strategic sense to both parties to leverage the complementary nature of these products through a combined purchase and sale.

Accounting for the transactions

  i.
  Authoritative guidance

    The Kos transactions comprised multiple agreements that were entered into at the same time and negotiated as a package. The varied elements within these agreements included the disposition of the Teveten product rights and inventory and the ongoing manufacture and supply of Cardizem® LA for distribution by Kos. Consequently, the accounting for these transactions was complex and required us to consider multiple sources of authoritative guidance, including:

      •
      EITF 00-21 — Revenue Arrangements with Multiple Deliverables;

      •
      FAS 144 — Accounting for the Impairment or Disposal of Long-Lived Assets;

      •
      SAB 104 — Revenue Recognition; and

      •
      CON 6 — Elements of Financial Statements.

  ii.
  Allocation of consideration

    Although EITF 00-21 does not specifically address the sale of assets, we believe the Kos transactions fall within its scope because certain elements involve revenue-producing activities. Accordingly, we considered the guidance provided in EITF 00-21 with respect to the separability of deliverables included in an arrangement into different units of accounting. EITF 00-21 establishes the following criteria for separation: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item; and (c) if the arrangement includes a general right of return relative to the delivered items, delivery of the undelivered items is considered probable and substantially in the control of the vendor.

    At the date of the transactions, the delivered items were the Teveten product rights and inventory, and the Cardizem® LA distribution rights. The Teveten product rights and inventory had value to Kos on a standalone basis and we had objective and reliable evidence of their fair values based on a comprehensive valuation performed by PricewaterhouseCoopers LLP with respect to the Teveten product rights, and our established selling prices for the Teveten inventory. The Cardizem® LA distribution rights did not have standalone value to Kos, as we retained the exclusive rights to manufacture and supply this product. EITF 00-21 also requires that there be objective and reliable evidence of the fair value of the undelivered items. We did not have objective and reliable evidence of the fair values of the undelivered items (the predominant item being the manufacture and supply of Cardizem® LA). Accordingly, the sale of the Teveten product rights and inventory, and the Cardizem® LA distribution rights did not qualify as separate units of accounting and none of the consideration received from Kos could be recognized as revenue upon the delivery of these items. Consequently, all of the consideration received from Kos was recorded in deferred revenue.

  iii.
  Accounting for costs

    Prior to the transactions with Kos, the pertinent assets recorded on our balance sheet were the Teveten product rights with a carrying value of $79.2 million, and the Teveten inventory with a carrying value of $4.6 million. With respect to the Teveten product rights, FAS 144 requires that a long-lived asset classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. As the Teveten product rights were reflected as an intangible asset on our balance sheet and we were disposing of this asset, the guidance in FAS 144 applies. Accordingly, we recorded a write-down of the carrying value of the Teveten product rights to reflect their fair value of $53.7 million. With respect to the Teveten inventory, we wrote off to cost of goods sold $1.6 million of this inventory that was not purchased by Kos.

    EITF 00-21 does not address the issue of how to account for costs associated with a delivered item that cannot be separated from the undelivered items included in an arrangement. SAB 104 addresses only incremental direct costs incurred prior to the recognition of revenue. Accordingly, we believe that the accounting for the costs associated with the Kos transactions must be based on the conceptual framework and analogies to the limited guidance that does exist. We believe the remaining net book values of the Teveten product rights and inventory meet the definition of an asset set forth in CON 6, ¶25, because the transaction giving rise to this asset has occurred (the delivery of these items to Kos), and there is probable future economic benefit that can be obtained by us (the recognition of the up-front cash consideration recorded in deferred revenue and the future cash flows on the delivery of Cardizem® LA over the supply term). Accordingly, we recharacterized the remaining net book values of the Teveten products rights and inventory as a deferred charge, which is realizable through the future recognition of the deferred revenue and the cash flows from the manufacture and supply of Cardizem® LA.

    SAB 104 indicates that up-front fees are earned as the products are delivered or services are performed over the term of the arrangement and generally should be deferred and recognized systematically over the periods the fees are earned. SAB 104 further indicates that if deferred revenue in an amount equal to or in excess of the deferred costs has also been recorded, the deferred costs should be recognized over the same periods and in the same manner as the deferred revenue. In accordance with SAB 104, we are recognizing the up-front consideration recorded in deferred revenue over the period applicable to the final deliverable (our continuing obligation to manufacture and supply Cardizem® LA), and we are recognizing the deferred charge in cost of goods sold on the same basis as the deferred revenue is recognized in product sales revenue (straight-line over the estimated seven-year Cardizem® LA supply term). As we consider the deferred charge to be directly associated with the recognition of the future cash flows from the manufacture and supply of Cardizem® LA, we believe that it is appropriate to record the amortization of this asset to cost of goods sold.

  iv.
  Alternative accounting treatments

    We also considered the following alternative accounting treatments: (a) the write-off of entire carrying values of the Teveten product rights and inventory; and (b) the allocation of a portion of the up-front consideration to the Teveten product rights and inventories based their fair values. However, we concluded that alternative (a) was not consistent with the guidance provided by FAS 144 with respect to the measurement of assets to be sold, nor was it consistent with the nature of our negotiations with Kos with respect to the distinct values of each element of the transactions. We concluded that alternative (b) was not consistent with guidance provided by EITF 00-21 that prohibits the use the reverse residual method for allocating consideration based on the fair values of the delivered items. Consequently, we concluded that it was not appropriate to apply either of these alternative accounting treatments to the Kos transactions.

  v.
  Conclusion

    There is limited guidance that addresses the allocation of consideration in multi-element arrangements that involve a combination of asset sales and continuing revenue-producing activities, or the treatment of costs associated with these arrangements. We believe that given the lack of specific guidance to the contrary, the accounting treatment we have adopted for the Kos transactions is faithful to the guidance that does currently exist in EITF 00-21, FAS 144, SAB 104 and CON 6. In addition, we believe that our accounting treatment appropriately reflects the substance of the Kos transactions with respect to the relative values of the Teveten and Cardizem® LA elements.

* * * * *

        Shortly following the completion of our discussions with the staff concerning the foregoing, we would anticipate filing an amended Form 20-F for the fiscal year ended December 31, 2004, which would incorporate these additional disclosures. For your review, please find enclosed marked copies of the revised disclosures that we propose to include in our amended Form 20-F.

        Additionally, the Company acknowledges that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any additional questions or comments to me at (908) 927-1799.

Sincerely,

/s/ Charles A. Rowland, Jr.

Charles A. Rowland, Jr.
Senior Vice President and
Chief Financial Officer

Cc:
Michael Van Every, Chairman, Audit Committee
Cynthia Orr, Partner, Ernst & Young LLP
Rob Scullion, Partner, Ernst & Young LLP

APPENDIX

Biovail Corporation
Form 20-F/A
(Amendment No. 1)

[Changed pages only]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐
Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒
Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

OR

☐
Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the transition period from                 to

  Commission file number 001-11145

  BIOVAIL CORPORATION
  (Exact Name of Registrant as Specified in its Charter)

  Not Applicable
  (Translation of Registrant's Name into English)

  Province of Ontario, Canada
  (Jurisdiction of incorporation or organization)

  7150 Mississauga Road
  Mississauga, Ontario
  CANADA, L5N 8M5
  (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	New York Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 159,383,402 common shares, no par value, as of December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒                No    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐                Item 18    ☒

Explanatory Note

        This Amendment No. 1 to Biovail Corporation's ("Biovail") Annual Report on Form 20-F for the fiscal year ended December 31, 2004 is made in response to comments received from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. This Amendment provides additional, expanded disclosure with respect to Biovail's product sales provisions, and includes disclosure regarding changes in internal controls. The items amended or included are as follows:

  •
  Item 5.    Operating and Financial Review and Prospects — MD&A in Accordance with U.S. GAAP — Critical Accounting Policies and Estimates — Revenue Recognition;

  •
  Item 5.    Operating and Financial Review and Prospects — MD&A in Accordance with Canadian GAAP — Critical Accounting Policies and Estimates — Revenue Recognition; and

  •
  Item 15(b).    Controls and Procedures.

        This Amendment only reflects the changes described above. All other information contained in Biovail's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 is unchanged and reflects the disclosures made at the time of the original filing on June 30, 2005.

i

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
In accordance with U.S. generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

Revenue recognition

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue. We continually monitor these provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect actual and future estimated experience. In connection with these provisions related to sales of products manufactured by us for distribution by our third-party licensees, we rely on estimates made by these licensees.

Continuity of product sales provisions

        The following table displays a continuity of each of our product sales provisions:

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Total
	$ in 000s
Balance at January 1, 2002	2,227	945	18,302	8,698	30,172
Current year provision	8,148	1,099	22,716	34,834	66,797
Prior year provision	—	—	1,800	(1,900)	(100)
Payments or credits	(8,924)	(1,770)	(15,404)	(26,344)	(52,442)

Balance at December 31, 2002	1,451	274	27,414	15,288	44,427

Current year provision	8,551	1,604	33,426	35,565	79,146
Prior year provision	—	—	28,122	(6,308)	21,814
Payments or credits	(7,988)	(1,428)	(45,673)	(23,394)	(78,483)

Balance at December 31, 2003	2,014	450	43,289	21,151	66,904

Current year provision	5,797	4,334	24,896	30,386	65,413
Prior year provision	—	—	14,062	(1,479)	12,583
Payments or credits	(4,751)	(2,576)	(51,826)	(39,857)	(99,010)

Balance at December 31, 2004	3,060	2,208	30,421	10,201	45,890

Use of information from external sources

        We use information from external sources to estimate our significant product sales provisions. We obtain prescription data for our products from IMS Health ("IMS"), an independent pharmaceutical market research firm. We use this data to identify sales trends based on end-customer demand and to estimate inventory requirements. Prior to 2004, we also relied on data obtained from IMS to estimate inventory levels in our distribution channels. Since 2004, IMS no longer provides this service. As a result, we are now obtaining this inventory pipeline data directly from our three major wholesalers (which are Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation). The inventory data received from these wholesalers excludes inventory held by customers to whom they sell, such as retail pharmacies. In late 2004 and early 2005, we entered into fee-based distribution agreements with these wholesalers, which require these wholesalers to provide us with more extensive data with respect to the sales and inventory levels of our products, such as inventory levels on-hand and on order, aggregate sales out and product returns, as well as customer monitoring services to detect speculative buy activity by these wholesalers' customers.

        The information from external sources is provided to us in aggregate only and not by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of inventory in our distribution channels. At December 31, 2004, our three major wholesalers maintained overall approximately two months worth of inventory of our products. These wholesalers accounted for approximately two-thirds of our direct product sales in 2004. Based on these inventory levels and projected sales demand for our products, the collection of lot information would have limited use in estimating our product sales provisions.

Cash discounts and allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2004 and 2003, reserves for cash discounts were $3.1 million and $2.0 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2004 and 2003, accrued allowances were $2.2 million and $0.5 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

        Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, third-party data with respect to inventory levels in our distribution channels, and the estimated shelf life of our products (which range on average from approximately 18 to 48 months). Although the introduction of additional generic and/or new product competition does not give our customers the right to return product outside of our established policy, we do recognize that such competition could ultimately lead to increased returns. Our estimates of inventory in our distribution channels are subject to the inherent limitations of estimates that rely on information from external sources, as certain third-party data may itself rely on estimates, and reflect other limitations.

        At December 31, 2004 and 2003, accrued product returns were $30.4 million and $43.3 million, respectively. In 2004, 2003 and 2002, provisions for product returns related to sales made in the current year were $24.9 million, $33.4 million and $22.7 million, respectively, or 3%, 5% and 3%, respectively, of gross product sales. If our product returns accrual rate as a percentage of gross product sales were to differ by 10% from our estimates, our provisions for product returns recorded in 2004, 2003 and 2002 would change by approximately $2.5 million, $3.3 million and $2.3 million, respectively. The higher product returns accrual rate as a percentage of revenue in 2003, relative to 2004 and 2002, was due primarily to higher inventory levels in our distribution channels that resulted from increased generic competition and investment buying by wholesalers. In 2004, our major wholesalers began to reduce these inventory levels in anticipation of the transition to the fee-based distribution agreements, which generally establish limits on inventory levels owned by these wholesalers, and are expected to moderate investment buying by these wholesalers that can result in sales fluctuations unrelated to end-customer demand. As a result, we were able to reduce our product returns accrual rate in 2004, to reflect a lower risk of product expiration and overstocking.

        In situations where we become aware that product returns may be higher or lower than historical experience would indicate (for example, due to fluctuations in sales trends or changes in inventory levels in our distribution channels), we analyze the situation and if the analysis indicates that those factors may result in higher or lower product expiration, we adjust our product returns provision accordingly, taking into account the level of inventory in our distribution channels. We made adjustments to the product returns provision of $14.1 million, $28.1 million and $1.8 million in 2004, 2003 and 2002, respectively. These adjustments generally related to sales made in prior years, as the shelf life of our products range from 18 to 48 months, and customers are not permitted to return product with more than six months of shelf life remaining.

        The adjustments made to the product returns provision in 2004 and 2003 were primarily related to sales of Teveten®, Vasotec® and Vaseretic® (which were acquired in 2002) and Cardizem® CD (which was acquired in 2000). In certain cases we were required in accept returns of these products related to sales made prior to our acquisition by the companies from whom we had acquired these products. As we had not recorded the original product sales, we had no basis to estimate the amount of these returns. As a result, a portion of the adjustments to the product returns provision in 2004 and 2003 were related to these returns based on actual experience.

        During 2004, we received our first significant returns of Teveten®, Vasotec® and Vaseretic® related to sales that we had made of these products in 2003 and 2002. During 2003, we began to receive significant returns of Cardizem® CD related to sales that we had made of this product in 2002 and 2001. We initially based our provisions for returns related to these products on the historical experience rates of the companies from whom we acquired these products. As we developed our own historical experience, we adjusted those experience rates as appropriate. We noted that the returns levels for these products were higher overall than the historical experience of the companies from whom we acquired these products would have indicated. These relatively higher levels of returns reflected increasing generic competition for these products that resulted in lower prescription demand, as well as a higher than anticipated conversion of patients from Cardizem® CD to Cardizem® LA (which was launched in April 2003). These factors resulted in increased product expiration due to higher levels of inventory in our distribution channels.

Rebates and chargebacks

        We are subject to rebates on sales made under governmental and managed care pricing programs. Provisions for these rebates are estimated based on historical experience, contractual sales terms with managed care organizations, and relevant statutes with respect to governmental pricing programs. The largest of these rebates are associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to six months after the product is shipped. As a result, a Medicaid rebate provision includes: an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed; and an estimate for future claims that will be made when inventory in our distribution channels is sold through to end-customers. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this rebate provision for several periods.

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they pay us and the prices they sold the products to the indirect customers.

        At December 31, 2004 and 2003, accrued rebates and chargebacks were $10.2 million and $21.2 million, respectively. In 2004, 2003 and 2002, provisions for rebates and chargebacks related to sales made in the current year were $30.4 million, $35.6 million and $34.8 million, respectively, or 3%, 5% and 5%, respectively, of gross product sales. If our rebates and chargebacks accrual rate as a percentage of gross product sales were to differ by 10% from our estimates, our provisions for rebates and chargebacks recorded in 2004, 2003 and 2002 would change by approximately $3.0 million, $3.6 million and $3.5 million, respectively. The lower rebate and chargeback accrual rate as a percentage of revenue in 2004, relative to 2003 and 2002, was due primarily to product mix related to the introduction of Zovirax Cream in July 2003, which has a significantly lower Medicaid rebate component, compared with Zovirax Ointment.

        We made adjustments to reduce the rebates provision by $1.5 million, $6.3 million and $1.9 million in 2004, 2003 and 2002, respectively. We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale.

        The adjustment made to reduce the rebates provision in 2003 resulted from the availability of additional information related to the Medicaid utilization of the products we had acquired, including Cardizem® CD, Teveten®, Vasotec®, Vaseretic® and Zovirax.

Acquired research and development

        The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are expensed as acquired research and development at the time of acquisition. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that we intend to continue, and for which: technological feasibility had not been established at the date of acquisition; and there was no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

        We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition.

  •
  Calculation of stock-based compensation.

  •
  Valuation of acquired research and development.

  •
  Evaluation of long-term investments for impairment.

  •
  Useful lives of intangible assets and the evaluation of those assets for impairment.

  •
  Hedge effectiveness of derivative financial instruments.

  •
  Determination of the provision for income taxes.

  •
  Outcome of legal proceedings.

  •
  Assessment of insurance reserves.

Revenue recognition

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated cash discounts, allowances, returns, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue. We continually monitor these provisions and evaluate the estimates used as additional information becomes available. We make adjustments to these provisions periodically to reflect actual and future estimated experience. In connection with these provisions related to sales of products manufactured by us for distribution by our third-party licensees, we rely on estimates made by these licensees.

Continuity of product sales provisions

        The following table displays a continuity of each of our product sales provisions:

	Cash Discounts	Allowances	Returns	Rebates and Chargebacks	Total
	($ in 000s)
Balance at January 1, 2002	2,227	945	18,302	8,698	30,172
Current year provision	8,148	1,099	22,716	34,834	66,797
Prior year provision	—	—	1,800	(1,900)	(100)
Payments or credits	(8,924)	(1,770)	(15,404)	(26,344)	(52,442)

Balance at December 31, 2002	1,451	274	27,414	15,288	44,427

Current year provision	8,551	1,604	33,426	35,565	79,146
Prior year provision	—	—	28,122	(6,308)	21,814
Payments or credits	(7,988)	(1,428)	(45,673)	(23,394)	(78,483)

Balance at December 31, 2003	2,014	450	43,289	21,151	66,904

Current year provision	5,797	4,334	24,896	30,386	65,413
Prior year provision	—	—	14,062	(1,479)	12,583
Payments or credits	(4,751)	(2,576)	(51,826)	(39,857)	(99,010)

Balance at December 31, 2004	3,060	2,208	30,421	10,201	45,890

Use of information from external sources

        We use information from external sources to estimate our significant product sales provisions. We obtain prescription data for our products from IMS Health ("IMS"), an independent pharmaceutical market research firm. We use this data to identify sales trends based on end-customer demand and to estimate inventory requirements. Prior to 2004, we also relied on data obtained from IMS to estimate inventory levels in our distribution channels. Since 2004, IMS no longer provides this service. As a result, we are now obtaining this inventory pipeline data directly from our three major wholesalers (which are Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation). The inventory data received from these wholesalers excludes inventory held by customers to whom they sell, such as retail pharmacies. In late 2004 and early 2005, we entered into fee-based distribution agreements with these wholesalers, which require these wholesalers to provide us with more extensive data with respect to the sales and inventory levels of our products, such as inventory levels on-hand and on order, aggregate sales out and product returns, as well as customer monitoring services to detect speculative buy activity by these wholesalers' customers.

        The information from external sources is provided to us in aggregate only and not by specific lot number, which is the level of detail that would be required to determine the original sale date and remaining shelf life of inventory in our distribution channels. At December 31, 2004, our three major wholesalers maintained overall approximately two months worth of inventory of our products. These wholesalers accounted for approximately two-thirds of our direct product sales in 2004. Based on these inventory levels and projected sales demand for our products, the collection of lot information would have limited use in estimating our product sales provisions.

Cash discounts and allowances

        We offer cash discounts for prompt payment and allowances for volume purchases to customers. Provisions for cash discounts are estimated at the time of sale and recorded as direct reduction to accounts receivable and revenue. At December 31, 2004 and 2003, reserves for cash discounts were $3.1 million and $2.0 million, respectively. Provisions for allowances are recorded in accrued liabilities. At December 31, 2004 and 2003, accrued allowances were $2.2 million and $0.5 million, respectively. We estimate provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that we generally settle these amounts within one month of incurring the liability.

Returns

        Consistent with industry practice, we generally allow customers to return product within a specified period before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, third-party data with respect to inventory levels in our distribution channels, and the estimated shelf life of our products (which range on average from approximately 18 to 48 months). Although the introduction of additional generic and/or new product competition does not give our customers the right to return product outside of our established policy, we do recognize that such competition could ultimately lead to increased returns. Our estimates of inventory in our distribution channels are subject to the inherent limitations of estimates that rely on information from external sources, as certain third-party data may itself rely on estimates, and reflect other limitations.

        At December 31, 2004 and 2003, accrued product returns were $30.4 million and $43.3 million, respectively. In 2004, 2003 and 2002, provisions for product returns related to sales made in the current year were $24.9 million, $33.4 million and $22.7 million, respectively, or 3%, 5% and 3%, respectively, of gross product sales. If our product returns accrual rate as a percentage of gross product sales were to differ by 10% from our estimates, our provisions for product returns recorded in 2004, 2003 and 2002 would change by approximately $2.5 million, $3.3 million and $2.3 million, respectively. The higher product returns accrual rate as a percentage of revenue in 2003, relative to 2004 and 2002, was due primarily to higher inventory levels in our distribution channels that resulted from increased generic competition and investment buying by wholesalers. In 2004, our major wholesalers began to reduce these inventory levels in anticipation of the transition to the fee-based distribution agreements, which generally establish limits on inventory levels owned by these wholesalers, and are expected to moderate investment buying by these wholesalers that can result in sales fluctuations unrelated to end-customer demand. As a result, we were able to reduce our product returns accrual rate in 2004, to reflect a lower risk of product expiration and overstocking.

        In situations where we become aware that product returns may be higher or lower than historical experience would indicate (for example, due to fluctuations in sales trends or changes in inventory levels in our distribution channels), we analyze the situation and if the analysis indicates that those factors may result in higher or lower product expiration, we adjust our product returns provision accordingly, taking into account the level of inventory in our distribution channels. We made adjustments to the product returns provision of $14.1 million, $28.1 million and $1.8 million in 2004, 2003 and 2002, respectively. These adjustments generally related to sales made in prior years, as the shelf life of our products range from 18 to 48 months, and customers are not permitted to return product with more than six months of shelf life remaining.

        The adjustments made to the product returns provision in 2004 and 2003 were primarily related to sales of Teveten®, Vasotec® and Vaseretic® (which were acquired in 2002) and Cardizem® CD (which was acquired in 2000). In certain cases we were required in accept returns of these products related to sales made prior to our acquisition by the companies from whom we had acquired these products. As we had not recorded the original product sales, we had no basis to estimate the amount of these returns. As a result, a portion of the adjustments to the product returns provision in 2004 and 2003 were related to these returns based on actual experience.

        During 2004, we received our first significant returns of Teveten®, Vasotec® and Vaseretic® related to sales that we had made of these products in 2003 and 2002. During 2003, we began to receive significant returns of Cardizem® CD related to sales that we had made of this product in 2002 and 2001. We initially based our provisions for returns related to these products on the historical experience rates of the companies from whom we acquired these products. As we developed our own historical experience, we adjusted those experience rates as appropriate. We noted that the returns levels for these products were higher overall than the historical experience of the companies from whom we acquired these products would have indicated. These relatively higher levels of returns reflected increasing generic competition for these products that resulted in lower prescription demand, as well as a higher than anticipated conversion of patients from Cardizem® CD to Cardizem® LA (which was launched in April 2003). These factors resulted in increased product expiration due to higher levels of inventory in our distribution channels.

Rebates and chargebacks

        We are subject to rebates on sales made under governmental and managed care pricing programs. Provisions for these rebates are estimated based on historical experience, contractual sales terms with managed care organizations, and relevant statutes with respect to governmental pricing programs. The largest of these rebates are associated with sales covered by Medicaid. We participate in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are typically billed up to six months after the product is shipped. As a result, a Medicaid rebate provision includes: an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed; and an estimate for future claims that will be made when inventory in our distribution channels is sold through to end-customers. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this rebate provision for several periods.

        Chargebacks relate to our contractual agreements to sell products to group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices we charge wholesalers. When these group purchasing organizations or other indirect customers purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the prices they pay us and the prices they sold the products to the indirect customers.

        At December 31, 2004 and 2003, accrued rebates and chargebacks were $10.2 million and $21.2 million, respectively. In 2004, 2003 and 2002, provisions for rebates and chargebacks related to sales made in the current year were $30.4 million, $35.6 million and $34.8 million, respectively, or 3%, 5% and 5%, respectively, of gross product sales. If our rebates and chargebacks accrual rate as a percentage of gross product sales were to differ by 10% from our estimates, our provisions for rebates and chargebacks recorded in 2004, 2003 and 2002 would change by approximately $3.0 million, $3.6 million and $3.5 million, respectively. The lower rebate and chargeback accrual rate as a percentage of revenue in 2004, relative to 2003 and 2002, was due primarily to product mix related to the introduction of Zovirax Cream in July 2003, which has a significantly lower Medicaid rebate component, compared with Zovirax Ointment.

        We made adjustments to reduce the rebates provision by $1.5 million, $6.3 million and $1.9 million in 2004, 2003 and 2002, respectively. We do not process or track actual rebate payments or credits by period in which the original sale was made, as the required lot information is not provided to us. Accordingly, we generally assume that adjustments made to rebate provisions relate to sales made in the prior years due to the delay in billing. However, we assume that adjustments made to chargebacks are generally related to sales made in the current year as we settle these amounts within a few months of original sale.

        The adjustment made to reduce the rebates provision in 2003 resulted from the availability of additional information related to the Medicaid utilization of the products we had acquired, including Cardizem® CD, Teveten®, Vasotec®, Vaseretic® and Zovirax.

Stock-based compensation

        Effective January 1, 2004, we adopted the fair value-based method for recognizing employee stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Prior to 2004, we did not recognize stock-based compensation. At January 1, 2004, the cumulative effect of this change in accounting policy on prior periods resulted in a charge to deficit of $88.3 million relating to the fair value of stock options vested since January 1, 1996; an increase to common shares of $40.9 million related to the fair value of stock options exercised since January 1, 1996; and an increase of $47.4 million to contributed surplus related to the fair value of options vested but unexercised since January 1, 1996. We recorded total stock-based compensation expense of $20.4 million in 2004.

        We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option-pricing model (such as the binomial model) could produce a different fair value for stock-based compensation, which could have a material impact on our results of operations.

Acquired research and development

        The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition, and amortized over their estimated useful lives, which range from five to 15 years. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that we intend to continue, and for which: technological feasibility had not been established at the date of acquisition; and there was no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14 Material Modification to the Rights of Security Holders and Use of Proceeds

        On December 31, 1999, we filed Articles of Amendment to effect a subdivision of our Common Shares on the basis of two Common Shares for every one Common Share held and an increase in our authorized capital from 120,000,000 common shares to an unlimited number of Common Shares. An amendment was also made to our current by-law to change the quorum requirements for shareholders meetings from two shareholders holding 51% of the outstanding shares to two shareholders holding 25% of the outstanding shares.

        On October 10, 2000, we filed Articles of Amendment to effect a subdivision of our Common Shares on the basis of two common shares for every one common share.

Item 15 Controls and Procedures

  (a)
  We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the CEO and CFO, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Biovail to disclose material information otherwise required to be set forth in our reports.

  (b)
  As disclosed in our Form 20-F for the fiscal year ended December 31, 2003, during the course of the preparation of our 2003 annual consolidated financial statements, we identified a weakness in internal controls relating to the inappropriate application of an exchange rate to a Canadian dollar-denominated long-term obligation. We paid the final instalment related to this obligation in March 2004 and, consequently, we did not have any material non-U.S. dollar-denominated obligations as at December 31, 2004. During 2004, however, we expanded our processes to identify and evaluate any material foreign currency transactions, which we believe have enhanced our controls in this area. There have been no other significant changes in our internal controls.

Item 16

A.    Audit Committee Financial Expert

        Our Board of Directors has determined that each of Mr. Michael Van Every and Dr. Laurence Paul is an "audit committee financial expert" and is independent under the applicable rules promulgated by the SEC and the NYSE.

B.    Code of Ethics

        Our Board of Directors has adopted a Code of Ethics for the Chief Executive Officer and Senior Finance Executives that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller and Corporate Treasurer.

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APPENDIX
PART II